Via Facsimile and U.S. Mail
Mail Stop 4720

July 10, 2009

C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

Re: MBIA Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 2, 2009
      File Number: 001-09583

Dear Mr. Chaplin:

        We have reviewed your June 5, 2009 response to our April 29, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Valuation of Financial Instruments
1. Financial Assets, page 56

1.   Please refer to your response to comment one. Please revise your disclosure to clarify that you do not have access to the specific models used by the third party pricing services and therefore cannot provide the potential impact of changes in the inputs and assumptions used in the models. Please clarify whether you believe that reasonably likely changes in the key inputs or assumptions used would have a material impact on the financial statements.

Liquidity
Investments, page 115

2.   Please refer to your response to comment three regarding unrealized losses for corporate obligations and mortgage backed securities. Confirm to us that you will include the tables provided in your response starting with the June 30, 2009 Form 10-Q.

3.   Please refer to your response to comment four. Please confirm that you will revise your disclosure starting with the June 30, 2009 Form 10-Q to clarify that your own credit enhancement is included in the assessment of other-than-temporary impairments. Identify the investments and provide the amount by which you estimate that they would be impaired without your credit enhancement. Disclose in the context of this discussion a description of how you record loss reserves/fair value liability adjustments for these credit enhancements and disclose the amount of loss reserves/fair value liability adjustments recorded related to them.

Note 28: Subsequent Events, page 221

4.   Please refer to your response to comment 11. Please clarify in your disclosure whether and if so, to what extent, the transfer of capital to National will have an impact on your claims-paying resources and ability to meet your obligations.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant